UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 12)

Terra Industries Inc.
(Name of Subject Company)

Terra Industries Inc.
(Name of Person Filing Statement)

Common Shares, without par value
(Title of Class of Securities)

880915103
(CUSIP Number of Class of Securities)

John W. Huey, Esq.
Vice President, General Counsel and
Corporate Secretary
Terra Industries Inc.
Terra Centre
600 Fourth Street
P.O. Box 6000
Sioux City, Iowa 51102-6000
Telephone: (712) 277-1340
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:

Faiza J. Saeed, Esq. Thomas E. Dunn, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000	David C. Karp, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 12 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Terra Industries Inc., a Maryland corporation (“Terra”), with the Securities and Exchange Commission on March 5, 2009, relating to the unsolicited offer by CF Industries Holdings, Inc., a Delaware corporation (“CF”), through its wholly owned subsidiary, Composite Acquisition Corporation, a Maryland corporation, as disclosed in the Tender Offer Statement on Schedule TO, dated February 23, 2009 (as amended or supplemented from time to time, the “Schedule TO”), to exchange each outstanding common share of Terra, without par value (“Terra Common Share”), for 0.4235 of a share of common stock, par value $0.01 per share, of CF (together with the associated preferred stock purchase rights) (“CF Common Share”), upon the terms and subject to the conditions set forth in (i) the Preliminary Prospectus/Offer to Exchange, dated February 23, 2009 (the “Exchange Offer”), and (ii) the related Letter of Transmittal (which, together with the Exchange Offer and any amendments or supplements thereto from time to time, constitute the “Offer”). Capitalized terms used but not defined herein have the meanings set forth in the Statement. Except as specifically noted herein, the information set forth in the Statement remains unchanged.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
     The following is hereby added under the heading “Offer” of “Item 2. Identity and Background of Filing Person” beginning on page 2 of the Statement:
     On August 5, 2009, CF announced that it had further extended the expiration date of the Offer, which was scheduled to expire at 5:00 p.m., Eastern Time, on August 7, 2009, to 5:00 p.m., Eastern Time, on August 21, 2009, unless further extended. All other terms and conditions of the Offer remained unchanged. On August 21, 2009, CF announced that it had further extended the expiration date of the Offer, which was scheduled to expire at 5:00 p.m., Eastern Time, on August 21, 2009, to 5:00 p.m., Eastern Time, on August 31, 2009, unless further extended. All other terms and conditions of the Offer remained unchanged.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     The following is hereby added under the heading “Background of the Offer and Reasons for Recommendation—Background of the Offer” of “Item 4. The Solicitation or Recommendation” beginning on page 8 of the Statement:
     On August 5, 2009, Mr. Wilson sent a letter to the Board reaffirming CF’s intent to pursue a business combination with Terra and stating that CF would be prepared to enter into a negotiated merger agreement with Terra under which each Terra Common Share would be exchanged for 0.465 of a CF Common Share and return $1 billion of cash to stockholders of the combined company; provided that CF would distribute only to its stockholders prior to the merger certain contingent future shares. The letter read as follows:
August 5, 2009

Board of Directors
Terra Industries Inc.
Terra Centre
600 Fourth Street
P.O. Box 6000
Sioux City, Iowa 51102-6000

Attention:	Henry R. Slack, Chairman of the Board Michael L. Bennett, President and Chief Executive Officer
Dear Members of the Board:
Last week CF Industries announced very strong results for the second quarter, once again demonstrating the strength of our company and our business model. We expect that today we will have satisfied the regulatory conditions with respect to our proposed business combination with Terra Industries and will be in a position to close a transaction promptly. To that end, we are prepared to enter into a merger agreement under which each Terra share would be exchanged for 0.465 of a share of CF Industries. That exchange ratio represents a premium of 35% over the exchange ratio on January 15, 2009, just prior to when we made our initial offer, and it reflects a premium of 38% over the average exchange ratio for the year prior to that offer.
We also are prepared, following closing of the merger, to return at least $1 billion of cash to the stockholders of the combined company, which likely would be accomplished through open market purchases or a self-tender. Given the significant increase in our offer, as well as our confidence in the future trading value of our stock, immediately before the merger we would distribute to CF Industries stockholders Contingent Future Shares (“CFs”), as described in the attached term sheet. The CFs would provide the holders with an opportunity to receive an aggregate of 5 million CF Industries shares should CF Industries shares trade at over $115 per share during a specified period after the closing of the merger.
Through this business combination your stockholders will share in the future upside of the combined company, including $105-135 million of annual operating synergies. As we have said, we would welcome having a number of your directors on the board of the combined company. We look forward to Mike Bennett being one of those directors and having him continue to serve in a senior executive capacity, working closely with me to manage the combined company. Also, we would consider locating some functions of the combined company in the Sioux City area, while preserving the synergies in the transaction.
We are enthusiastic about combining our two companies, and look forward to a favorable response.
Sincerely,
/s/ Stephen R. Wilson
Stephen R. Wilson
Chairman, President and Chief Executive Officer
CF Industries Holdings, Inc.
Contingent Future Shares (“CFs”)
Summary of Terms
•	5 million Contingent Future Shares (“CFs”) of CF Industries would be distributed to the stockholders of CF Industries prior to the merger with Terra Industries (the “Merger”)

•	If, during the Measuring Period (defined below), the average CF closing share price exceeds $115 for any five (5) trading days within any twenty (20) trading day period, the CFs would automatically convert into shares

•	The Measuring Period is a period starting six (6) months after the Merger and ending twenty-four (24) months after the Merger

•	The CFs would be publicly traded

•	The CFs are not expected to be taxable on receipt or upon conversion. The CFs would be taxable upon sale of the CFs (or the underlying shares following conversion)
     On the same day, CF issued a press release disclosing the above letter and announcing that it had further extended the expiration date of the Offer, which was scheduled to expire at 5:00 p.m., Eastern Time, on August 7, 2009, to 5:00 p.m., Eastern Time, on August 21, 2009, unless further extended. All other terms and conditions of the Offer remained unchanged.
     Later that day, Terra issued a press release confirming receipt of the above letter and announcing that the Board will consider CF’s latest proposal at a meeting to be held prior to the end of the month.
     On August 6, 2009, CF announced that the HSR Act premerger waiting period applicable to CF’s proposed business combination with Terra expired at 11:59 p.m., Eastern Time, on August 5, 2009.
     On August 12, 2009, CF received a letter from the FTC stating that the FTC had closed its investigation into CF’s proposed business combination with Terra.

     On August 17, 2009, Agrium announced that it had extended the expiration date of the Agrium Offer until 12:00 midnight, Eastern Time, on September 22, 2009. The Agrium Offer was previously set to expire at 12:00 midnight, Eastern Time, on August 19, 2009.
     On August 21, 2009, CF announced that it had further extended the expiration date of the Offer, which was scheduled to expire at 5:00 p.m., Eastern Time, on August 21, 2009, to 5:00 p.m., Eastern Time, on August 31, 2009, unless further extended. All other terms and conditions of the Offer remained unchanged.
     On the morning of August 25, 2009, the Board met by telephone with members of Terra’s senior management, Mr. Loomis and the representatives of the Advisors and MacKenzie. After careful consideration of the terms of CF’s proposal of August 5, 2009, the Board unanimously concluded that CF’s proposal continues to run counter to Terra’s strategic objectives, substantially undervalues Terra both absolutely and relative to CF, and would deliver less value to Terra’s stockholders than would owning Terra on a stand-alone basis. Later that day, Messrs. Bennett and Slack sent the following letter to Mr. Wilson:
August 25, 2009
Mr. Stephen R. Wilson
Chairman, President and Chief Executive Officer
CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, IL 60015
Dear Mr. Wilson:
The Board of Directors of Terra Industries Inc., with the assistance of its financial and legal advisors, has carefully considered your latest proposal to combine our companies. Our Board has unanimously concluded that this most recent version of your proposal continues to run counter to Terra’s strategic objectives, substantially undervalues Terra both absolutely and relative to CF, and would deliver less value to our shareholders than would owning Terra on a stand-alone basis.
Accordingly, we reject your proposal.

Sincerely,

/s/ Michael L. Bennett	/s/ Henry R. Slack
Michael L. Bennett	Henry R. Slack
President and Chief Executive Officer	Chairman of the Board

cc: Board of Directors of CF Industries Holdings, Inc., c/o Corporate Secretary, CF Industries Holdings, Inc.
     Shortly after delivering the above letter, Terra issued a press release disclosing the letter. The press release disclosing the letter is filed as Exhibit (a)(14) to this Statement and incorporated herein by reference.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     “Item 7. Purposes of the Transaction and Plans or Proposals” is hereby amended by restating the first two paragraphs under the heading “Subject Company Negotiations” in their entirety as follows:
     Terra routinely maintains contact with other participants in its industry regarding a wide range of business transactions. It has not ceased, and has no intention in ceasing, such activity as a result of the Offer. Terra is engaged in negotiations regarding potential transactions, which may include a purchase or sale of a material amount of assets or a material change in Terra’s indebtedness or capitalization. There can be no assurances that these negotiations will result in any definitive agreement with respect to any of these potential transactions, or if such an agreement is reached, what the terms of the agreement would be or whether the potential transaction ultimately would be consummated. Terra’s policy has been, and continues to be, not to disclose the existence or content of any such discussions or negotiations (except as may be required by law) as any such disclosure could jeopardize any such negotiations that Terra may conduct.

     Except as described in the preceding paragraph or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, Terra is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Terra Common Shares by Terra, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Terra or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Terra or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Terra.
ITEM 8. ADDITIONAL INFORMATION.
     “Item 8. Additional Information” of the Statement is hereby amended and supplemented by adding the following under the heading “Regulatory Approvals—U.S. Antitrust Approval”:
     On August 6, 2009, CF announced that the HSR Act premerger waiting period applicable to CF’s proposed business combination with Terra expired at 11:59 p.m., Eastern Time, on August 5, 2009. On August 12, 2009, CF received a letter from the FTC stating that the FTC had closed its investigation into CF’s proposed business combination with Terra.
ITEM 9. EXHIBITS.
     Item 9 is hereby amended and supplemented by adding the following exhibit.

Exhibit Number	Description

(a)(14)	Press release issued by Terra, dated August 25, 2009, filed as Exhibit 99.1 to Terra Industries Inc.’s Form 8-K dated August 25, 2009 and incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TERRA INDUSTRIES INC.
By:	/s/ John W. Huey
	Name:	John W. Huey
	Title:	Vice President, General Counsel and Corporate Secretary

Dated: August 25, 2009